Exhibit 99.1

Bit Origin Ltd Provides Updates on Collaborations with Aethir

New York, June 26, 2024 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) (“Bit Origin“ or the “Company“), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, provides an update on its collaborations with Aethir, the premier enterprise-focused distributed graphics processing units (“GPU”) cloud provider.

Advancing GPU Cloud Solutions

Aethir, recognized for its groundbreaking decentralized GPU computing infrastructure, has secured nearly USD 150 million in funding according to cryptorank.io. Aethir offers a decentralized GPU cloud service that supports artificial intelligence (“AI”), gaming, and other data-intensive applications, leveraging Nvidia H100 GPUs. This infrastructure supports cloud gaming clients and boasts contracts with major gaming and telecom companies.

On June 12 2024, Aethir completed the token generation event for its $ATH token, with a fully diluted valuation of $2.6 billion as of June 24 2024, according to coinmarketcap.com. As Aethir's decentralized GPU cloud infrastructure ecosystem grows, it aims to establish a new paradigm in GPU computing infrastructure, reshaping the cloud computing landscape.

Strategic Industry Partnerships

Recent collaborations include TensorOpera, which specializes in optimizing and scaling AI model training, to enhance large-scale AI Model training on a decentralized cloud. In addition, Aethir has partnered with Sophon, a platform with more than 3 million registered users that offers decentralized computing services tailored for the blockchain and AI communities. These partnerships aim to bolster Aethir's capabilities in the AI and crypto sectors.

Bit Origin's Role and Deployment Plans

Bit Origin, as Aethir's sales representative, aims to expand Aethir's market reach and has plans to acquire and deploy Aethir devices in Singapore and/or Malaysia. This strategic move is expected to enhance the Company’s service offerings and drive significant growth for both companies.

“We are excited to partner with Aethir, whose technology is truly transformative,” said Jinghai Jiang, Chairman of the Board, CEO, and COO of Bit Origin Ltd. “This collaboration will significantly enhance our offerings while driving substantial growth and value for both companies.”

Commitment to Innovation

This strategic agreement underscores Bit Origin’s dedication to embracing cutting-edge technologies and pioneering industry advancements. As Aethir continues to redefine global GPU computing, Bit Origin is poised to play a crucial role in facilitating access to these vital resources.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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